Exhibit 1

OI S.A. – UNDER JUDICIAL REORGANIZATION

ANNOUNCES THE CONFIRMATION OF THE ISSUANCE OF COMMON SHARES UPON EXERCISE OF WARRANTS

RIO DE JANEIRO, RJ, BRAZIL, October 26, 2018 — Oi S.A. – Under Judicial Reorganization (the “Company”), in furtherance of the Material Fact dated October 3, 2018, announces to its shareholders and the market that today its Board of Directors confirmed the issuance of 112,598,610 common shares (“Common Shares”) and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants on or prior to October 24, 2018, including Warrants represented by 22,135,429 American Depositary Warrants (“ADWs”) that were exercised on or prior to October 18, 2018.

Oi expects that American Depositary Shares, each representing five common shares (CUSIP: 670851500; ISIN: US6708515001), will be delivered on October 29, 2018 to holders that exercised their ADWs on or prior to October 18, 2018.

Holders of Warrants that were not exercised on or prior to October 24, 2018 may be exercised on or prior to January 2, 2019 in accordance with the procedures announced by Oi in the Material Fact dated October 3, 2018 related to the commencement of the Warrant exercise period.

Holders of ADWs that were not exercised on or prior to October 18, 2018 may be exercised on or prior to December 26, 2018 in accordance with the procedures announced by Oi in the Material Fact dated October 3, 2018 related to the commencement of the ADW exercise period.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Notice to the Market.

Rio de Janeiro, October 26, 2018.